So 3/6/03

SECU 03014158)MMISSION

RECEIVED FEB 2 8 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 155

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1706 NORTHAMPTON STREET, P.O. BOX 1659
(No. and Street)

EASTON	PA	18044-1659
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY D'ALBERTO (610) 559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD., SUITE 102, ALLENTOWN, PA 18104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2002 and 2001, and the results of it's operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

Allentown, PA
February 24, 2003

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 8,917	$ 16,620
Commissions receivable	24,108	18,427
TOTAL CURRENT ASSETS	33,025	35,047
FIXED ASSETS		
Office Equipment	51,817	51,817
Furniture & Fixtures	531	531
Less: Accumulated depreciation	(48,760)	(46,316)
TOTAL FIXED ASSETS	3,588	6,032
OTHER ASSETS		
Deposits with clearing organizations and others	30,000	30,000
TOTAL ASSETS	$ 66,613	$ 71,079
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 3,366	$ 3,130
Commissions payable	18,080	14,647
Loan payable - officer	6,000	-
Other accrued liabilities	-	40
TOTAL CURRENT LIABILITIES	27,446	17,817
STOCKHOLDERS EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained (deficit)	(42,483)	(28,388)
TOTAL STOCKHOLDER'S EQUITY	39,167	53,262
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 66,613	$ 71,079

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Commissions	$ 498,699	$ 608,747
Interest income	82	126
Miscellaneous income	3,083	11,266
TOTAL REVENUE	501,864	620,139
SELLING EXPENSES	390,285	500,236
GENERAL AND ADMINISTRATIVE EXPENSES	125,674	144,405
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	515,959	644,641
NET INCOME (LOSS) BEFORE INCOME TAXES	(14,095)	(24,502)
PROVISION FOR INCOME TAXES	-	-
NET INCOME (LOSS)	(14,095)	(24,502)
RETAINED DEFICIT - BEGINNING OF YEAR	(28,388)	(3,886)
RETAINED DEFICIT - END OF YEAR	$ (42,483)	$ (28,388)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (14,095)	$ (24,502)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Items in net income not affecting cash:		
Depreciation	2,444	3,149
(Increase) decrease in current assets:		
Commissions receivable	(5,681)	2,991
Increase (decrease) in current liabilities:		
Accounts payable	236	239
Commissions payable	3,433	(1,416)
Lease payable	-	(843)
Accrued income taxes	-	(2,967)
Other accrued liabilities	(40)	40
TOTAL ADJUSTMENTS	392	1,193
NET CASH PROVIDED BY OPERATING ACTIVITIES	(13,703)	(23,309)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	-	(276)
NET CASH USED IN INVESTING ACTIVITIES	-	(276)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term loan	6,000	-
NET CASH USED IN FINANCING ACTIVITIES	6,000	-
NET INCREASE IN CASH	(7,703)	(23,585)
CASH AT BEGINNING OF YEAR	16,620	40,205
CASH AT END OF YEAR	$ 8,917	$ 16,620
SUPPLEMENTARY DISCLOSURES:		
Interest paid	$ 106	$ 321
Income taxes paid	$ 859	$ 2,967

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds. Approximately thirty percent of all sales are with one mutual fund company.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with a maturity of three months or less. There were no cash equivalents at December 31, 2002 or 2001.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2002 or 2001.

Use of Estimates

Generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Equipment and furniture are stated at cost and are depreciated under accelerated cost recovery systems permitted for federal income tax purposes over estimated useful lives of five to seven years. Depreciation was $2,444 and $3,149 respectively for 2002 and 2001.

Maintenance and Repairs

Improvements, additions and major renewals which extend the life of assets are capitalized; maintenance and repairs are expensed as incurred.

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Rent Expense

The Company has a month to month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $10,800 for 2002 and 2001.

Commissions Receivable

Commissions receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years has assured collection.

NOTE B – OTHER ASSETS

Other assets consisted of the following at:

	2002	2001
RPR Clearing Deposit	$ 25,000	$ 25,000
Fidelity Destiny Reserve Account	5,000	5,000
Total	$ 30,000	$ 30,000

NOTE C – COMPUTATION OF NET CAPITAL

	2002	2001
Gross capital	$ 43,627	$ 53,262
Deduct Non-allowable Assets - Property, and Equipment, Due From Officers / Shareholders and Prepaid Expenses	(9,067)	(11,032)
Net capital	$ 34,560	$ 42,230
Net capital above minimum requirement	$ 29,560	$ 37,230
Allowable aggregate indebtedness (12 times net capital)	$354,720	$506,760
Actual aggregate indebtedness	$ 22,829	$ 17,817

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE D - ADVERTISING COST

Advertising costs of $568 and $766 were incurred for the years ended December 31, 2002 and 2001, respectively. All advertising costs are expensed as incurred.

NOTE E – INCOME TAXES

The Company is taxed as a "C" Corporation. There were no accruals for income taxes for the years ended December 31, 2002 and 2001.

NOTE F – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2002 and 2001, and have issued our report thereon dated February 24, 2003. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

Allentown, PA
February 24, 2003

AMERICAN FINANCIAL ASSOCIATES, INC.
SCHEDULES OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
SELLING EXPENSES		
Advertising	$ 568	$ 766
Auto lease and expense	3,311	5,866
Commissions	380,804	487,098
Entertainment	702	1,004
Meetings	1,168	1,242
Public relations	177	42
Training programs	214	1,896
Travel	3,341	2,322
TOTAL SELLING EXPENSES	390,285	500,236
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank charges	1,110	775
Bookkeeping	1,551	-
Contributions	151	196
Depreciation	2,444	3,149
Dues and subscriptions	454	350
Employee benefits	9,912	7,740
Insurance	1,364	2,475
Interest	106	321
Legal and accounting	5,419	8,265
Licenses and permits	-	6,121
Miscellaneous	317	1,165
Office suppplies	4,344	2,673
Outside services	3,046	8,740
Payroll taxes	6,787	6,719
Postage	2,514	2,285
Rent	10,800	10,800
Repairs and maintenance	1,412	55
Salaries	59,163	64,200
Taxes - other	859	1,340
Telephone	11,499	14,707
Utilities	2,422	2,329
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	125,674	144,405
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 515,959	$ 644,641

See independent auditors' report on supplementary information.

AMERICAN FINANCIAL ASSOCIATES, INC.
NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2002 AND 2001

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2002	2001	2002	2001	2002	2001
A)	Gross Capital	$ 37,627	$ 53,262	$ 1,540	$ -	$ 39,167	$ 53,262
B)	Add:						
	Officer loan	6,000	-	-	-	6,000	-
C)	Deduct:						
	Non-allowable receivables	(9,067)	(7,918)	-	(3,114)	(9,067)	(11,032)
	Net capital	$ 34,560	$ 45,344	$ 1,540	$ (3,114)	$ 36,100	$ 42,230

		2002	2001
A)	Reconciliation of Adjustments:		
	Adjustments to Gross Capital:		
	Adjustment to receivables	$ 6,156	$ -
	Adjustment to payables	(4,616)	-
	Adjustments to Net Capital:		
	Non-allowable receivables	-	(3,114)
	Total Adjustments	$ 1,540	$ (3,114)

See independent auditors' report on supplementary information.